Promote yourself, not your booking app™!

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THIS IS YOUR OPPORTUNITY TO GET YOUR PIECE OF THE PIE

INVEST IN THE APP THAT PROMOTES YOUR BRAND, NOT OURS

Get your piece of the **PIE**

PIE's mission is to **empower** barbering professionals to be successful and **enabling** them to build and focus on their own brand, thus **improving their lives.**

Market Opportunity

- The barber, hair salon, and other personal services market is going through a dramatic transformation towards disintermediation. This allows for a direct connection between customers and service providers removing brokers and third-party dependencies.

- This is made possible by technology, and has been accelerated further due to COVID-19, which has given rise to more independent service provided in private premises to reduce the spread of COVID-19.

- Our product addresses these changes by empowering the barbers and other service providers to further build their brand equity.

Company Business Value

- PIE is founded by industry recognized innovators, educators and entrepreneurs. Their personal mission is to elevate the industry through education and innovation.

- Mission: PIE's mission is to **empower** barbering professionals to be successful and **enabling** them to build and focus on their own brand, thus **improving their lives.**

"Barbering is a Lifestyle—Not Just a Haircut"
(June 2019)



NATIONAL ASSOCIATION of BARBERS

Competitive Advantages

Understanding of the Barber Business and Mindset

Co-founders are industry leaders, have first-hand experience and understand the industry dynamics very clearly.

People & Company Culture

Since joining the industry, founders have treated barbers as "customers" to ensure their needs are addressed and so they can be inspired to reach their potential. This has been done with training, compensation structures, and providing tools which help them grow their business.

Giving Back

Founders YouTube channels provide free education and inspiration for the barber community to help elevate them.

Software Development Innovation

Since its inception, the founders required the code base for the SaaS to be written with future flexibility in mind. The velocity of feature additions in the future has been priority of the built infrastructure.

Unmatched Personal Brand Loyalty

Better then standard market adoption rates and customer acquisition are expected results due to the founders' actions described above.

Financial Discipline

Senior management's prior experience in multiple successful businesses enables PIE to have financial discipline.

Focus

PIE will add value and innovate while remaining true to its mission.

Unique Value Proposition

Put the barber first

PIE is focused on white-label booking app that allows for each barber to customize their website and app to their own branding.

Further innovations of the SaaS are aligned with the company's mission statement.

Help barbers build their own business

Eliminate the intermediary by building a direct connection between the client (subscriber) and the barber.

A provider barbers can trust

PIEs founders enjoys impeccable brand loyalty amongst barbers. Because of the strong following, PIE will be well positioned for successful adoption.

Features





Client Management
Payment Processing
Marketing Management
Analytics
Service & Product Selection
Calendar Management
Social Media Integration
Appointment Scheduling
Custom App

booking


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Risk Factors

Delays in the expected Time To Market may cause capital constraints requiring additional capital from the founders or additional rounds of capital raise for PIE to remain solvent.

Outlook on costs, revenue projections or market adoption rate of products are not guaranteed. Missed projection could be problematic to the point where the business model is unsustainable.

Investing in any startup has risks and investing in PIE is no different.

PIE Co-Founders cannot guarantee success of the project.

Returns on investment are not guaranteed and loss of part or all of any investment is possible.

Perks

$250 Investment


I OWN
MY PIECE OF
pie

T-Shirt "I OWN A PIECE OF THE PIE!"

$500 Investment


I OWN
MY PIECE OF
pie
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"

T-shirt PLUS one EWP (Education With Purpose) event ticket for our launch party

$1,000 Investment


I OWN
MY PIECE OF
pie
VIP
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"

T-shirt PLUS one VIP ticket to the EWP event

$2,500 Investment


I OWN
MY PIECE OF
pie
2X
VIP
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"
BOSSIO ONLINE ACADEMY

T-shirt PLUS two VIP tickets to the EWP event PLUS 1 year free Bossio Online Academy
(online education)

$5,000 Investment


I OWN
MY PIECE OF
pie
2X
VIP
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"
6FB MENTORSHIP PROGRAM

T-shirt PLUS two VIP tickets to the EWP event plus Lifetime member of 6FB
(Six Figure Barber) Mentorship program (includes online education)

$10,000 Investment


I OWN
MY PIECE OF
pie
4X
VIP
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"
6FB MENTORSHIP PROGRAM

T-shirt PLUS four VIP tickets to the EWP event PLUS Lifetime member of 6FB
(Six Figure Barber) Mentorship program (includes online education)

$25,000 Investment


I OWN
MY PIECE OF
pie
4X
VIP
EWP
EDUCATION WITH PURPOSE
T-SHIRT
"I OWN MY PIECE OF PIE"
6FB MENTORSHIP PROGRAM
PIE FOUNDER HOST

T-shirt PLUS four VIP tickets to the EWP event PLUS Lifetime member of 6FB
(Six Figure Barber) Mentorship program PLUS PIE founders will host an event at your venue (includes online education)

Co-Founders & Owner Profiles



Chris Bossio

Co-Founder & CMO

Bossio was part of the team that opened the first Headlines Barbers Shop more then 10 years ago. His YouTube videos have been providing education on barbering, finances and business for more then 7 years.



He founded Tomb 45 in 2015 and has proven to be one of the leading innovators in the industry.





Amorial Bennett

Co-Founder

Amorial (Beam) has been self employed as a barber for over 6 years. His first Youtube video was over 6 years ago.

In 2017 Beams vision (drawn on a napkin) for a next generation portable airbrush compressor took the industry by storm.



Daniel Santana

Co-Founder & President

Daniel has spent the last 5 years focusing on Tomb 45 and Pie Booking. Driven by the amazing relationships established in the industry, Daniel left the corporate world to co-found Tomb45 and to focus on elevating the barbering industry through innovation and education.

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FAQs

Why invest in startups? ⌃

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on Dalmore Direct? ⌃

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest? ⌃

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth? ⌃

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment? ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌃

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with Dalmore Direct.

What do I need to know about early-stage investing? Are these investments risky? ⌃

Companies on Dalmore Direct are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

When will I get my investment back? ^

The companies listed on Dalmore Direct are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Can I sell my shares? ^

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

What information does Dalmore Direct collect from issuers related to their offering? ^

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the Dalmore Direct platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and Dalmore Direct. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

What happens if a company does not reach their funding goal? ^

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

How can I learn more about a company's offering? ^

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

What if I change my mind about investing? ^

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email invest@investinpiebooking.com.

How do I contact someone at Dalmore Direct? ^

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at invest@investinpiebooking.com.



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may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.